Wallbox Signs Comprehensive Restructuring Plan and Secures €11 Million in Interim Financing

Barcelona, Spain — April 8, 2026 — Wallbox N.V. (NYSE: WBX) (“Wallbox” or the “Company”, and together with its consolidated subsidiaries, the “Group”), a global provider of electric vehicle charging and energy management solutions, today announced that it has signed its restructuring plan and certain related agreements on the terms previously disclosed on April 1, 2026.

In connection with the signing of the restructuring plan, the Group has also secured €11 million in interim financing, comprising (i) a €5.65 million bridge loan from the shareholders set forth below, the repayment of which is expected to be set-off against their equity subscription obligations under the planned capital increase and (ii) a €5.35 million loan from participating banks as part of the new money financing (counting towards the overall new financing cap of €12.5 million). This funding is expected to be disbursed or made available, as applicable, in the coming days and will provide near-term liquidity to support execution of the Company’s business plan.

The restructuring plan has been signed with financial creditors representing approximately 83% of the Group’s financial debt, as well as key shareholders and a new institutional investor. Participants include Banco Santander, Banco Bilbao Vizcaya Argentaria (BBVA), CaixaBank, the Instituto de Crédito Oficial (ICO), Mora Banc Grup, S.A., EBN Banco de Negocios, S.A., and the Generalitat de Catalunya, through IFEM. Key shareholders include Orilla Asset Management, S.L., Inversiones Financieras Perseo, S.L. (Iberdrola Group), AM Gestio, S.L., Consilium, S.L., Mingkiri, S.L., and Enric Asunción, CEO and co-founder of Wallbox (through an investment vehicle).

The breadth of participation in the restructuring plan reflects the continued support of the Company’s financial partners and institutional stakeholders for Wallbox’s long-term strategy.

The restructuring plan has been formalized in accordance with the Spanish restructuring framework and will be submitted for court approval before the Commercial Section of the Court of First Instance of Barcelona in the coming days. Once sanctioned, the plan will become binding on all affected financial and non-financial creditors, enabling Wallbox to fully implement its new capital structure.

For further information on the terms of the restructuring plan, please refer to the Company’s Form 6-K filed on April 1, 2026, available on the SEC’s website at www.sec.gov.

About Wallbox
Wallbox is a global technology company, dedicated to changing the way the world uses energy. Wallbox creates advanced electric vehicle charging and energy management systems that redefine the relationship between users and the network. Wallbox goes beyond charging electric vehicles to give users the power to control their consumption, save money and live more sustainably. Wallbox offers a complete portfolio of charging and energy management solutions for residential, semi-public, and public use in more than 100 countries around the world. Founded in 2015 in Barcelona, where the company’s headquarters are located, Wallbox currently has offices across Europe, Asia, and America. For more information, visit www.wallbox.com

Forward Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this press release other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the expected timing and completion of the the Wallbox’s planned restructuring, including the sanctioning of the restructuring plan by the applicable Spanish court; the negotiation and execution of definitive agreements giving effect to the restructuring plan on the terms described herein; the expected completion of the capital increase; the anticipated repayment of the bridge loan by set-off against subscription obligations; the Group’s projected cash generation and debt service capacity; and the Group’s ability to implement its business plan following completion of the restructuring. The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “focus,” “forecast,” “intend,” “likely,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the risk that the restructuring plan may not be sanctioned by the Spanish court or become effective on the anticipated timeline or at all; that the terms of the restructuring may be modified in the course of finalizing definitive documentation; as well as Wallbox’s history of operating losses; its ability to obtain adequate capital funding or improve its financial performance, as well as the other important factors discussed under the caption “Risk Factors” in Wallbox’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Wallbox’s website at investors.wallbox.com. Any such forward-looking statements represent management’s estimates as of the date of this press release. Any forward-looking statement that Wallbox makes in this press release speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Wallbox Public Relations Contact: Wallbox Investor Contact:

Albert Cabanes Michael Wilhelm

Public Relations Corporate Development & IR

Press@wallbox.com Investors@wallbox.com